March 8, 2019

Mutya Harsch
General Counsel and Chief Legal Officer
Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 7670402
Israel

       Re: Foamix Pharmaceuticals Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 1, 2019
           File No. 001-36621

Dear Ms. Harsch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance